Mail Stop 3561

April 12, 2007

David B. Wyshner-Chief Financial Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, NJ 07054

       Re: Avis Budget Group Inc.
               Form 10-K for the year ended December 31, 2006
               Filed March 1, 2007
               File No. 001-10308

       We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

       Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7- Management Discussion and Analysis, page 31

1. It appears that you present the SFAS 131 required information in your MD&A as contemplated by FR-65 and Answer 19 within the related guidance made available by the Division of Corporation Finance on June 13, 2003. However, your presentation of consolidated segment EBITDA is considered to be the presentation of a non-GAAP financial measure. In this regard, you should revise future filings to discontinue your presentation of consolidated segment EBITDA. See Answer 21 of the aforementioned guidance made available by the Division of Corporation Finance on June 13, 2003.

Item 8- Financial Statements

Consolidated Statements of Cash Flows, page F-5

2. Supplementally tell us the sources of the $4,046 million of proceeds from the disposition of businesses during 2006. In this regard, it is unclear from your disclosure in Note 1 how much of the proceeds from the sale of Travelport (of approximately $4.1 billion) are reflected in your statement of cash flows for the year ended December 31, 2006.

Note 1- Basis of Presentation

Discontinued Operations, page F-10

3. In light of the fact that you have entered into several commercial agreements with Realogy, Wyndham and Travelport (page 3), have entered into several agreements that may not be at arms length (page 22), and remain 50% liable for the assumed liabilities of Realogy and Windham in case of default (page F-35), please tell us the level of continuing involvement with these businesses and provide us with your EITF 03-13 analysis supporting the conclusion that your disposition of these businesses is properly classified as discontinued operations.

4. In light of the fact that your sale of Travelport was completed after the spin-offs of Realogy and Wyndham, it is unclear how the Travelport proceeds of $1,427 million and $760 million distributed to Realogy and Wyndham, respectively, are reflected in your financial statements. Supplementally advise us with respect to your accounting treatment of the proceeds distributed to Realogy and Wyndham pursuant to the Separation and Distribution Agreement, and provide us with the accounting literature you relied upon to arrive at your conclusion.

Note 15- Debt Under Vehicle Programs and Borrowing Arrangements

Avis Budget Rental Car Funding, page F-33

5. Please tell us in significant detail how you arrived at the conclusion that the operations of Avis Budget Rental Car Funding should not be consolidated. In this regard, your response should provide us with the accounting literature you relied upon to arrive at your conclusion.

6. Please expand your disclosure to address, in further detail, the nature and business purpose for your off-balance sheet arrangements with Avis Budget Rental Car Funding. See Item 303(a)(4)(i)(A) of Regulation S-K.

Selected Quarterly Data, page F-49

7. Your presentation of segment EBITDA within selected quarterly data represents a non-GAAP measure and should be discontinued.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551- 3312 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief